1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Nauman Malik nauman.malik@dechert.com +1 202 261 3456 Direct +1 202 261 3062 Fax

July 10, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company LLC

Registration Statement on Form N-2

File Numbers: 333-196590; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company LLC, a Delaware limited liability company (the “Registrant”), enclosed please find pages from the Registrant’s registration statement on Form N-2 (the “Registration Statement”) which reflect the investment portfolio held by the Registrant as of June 30, 2014. The enclosed pages also reflect the value of the listed investments upon their contribution to the Registrant by Eagle Point Credit Partners Sub Ltd., the Registrant’s parent company, on June 6, 2014. The Registrant will update the valuations included in the enclosed changed pages once valuations for the period ended June 30, 2014 are available.

Please direct any questions concerning the enclosed to the undersigned at (202) 261-3456 or Thomas J. Friedmann at (202) 261-3313.

Very truly yours,

/s/ Nauman S. Malik